ADDENDUM TO INVESTMENT ADVISORY AGREEMENT

Calvert SAGE Fund

Calvert Equity Income Fund

Calvert Investment Management, Inc. ("Calvert" or the "Advisor") is the investment advisor to Calvert Equity Income Fund ("Fund"), a series of Calvert SAGE Fund. Calvert has agreed with the Fund to contractually limit (direct/ or direct ordinary) net annual fund operating expenses of the Fund through January 31, 2013, as follows. This expense limitation does not limit the acquired fund fees and expenses incurred by a shareholder. Under the terms of the contractual expense limitation, operating expenses do not include interest expense, brokerage commissions, extraordinary expenses, performance fee adjustments, and taxes. To the extent any expense offset arrangement reduces Fund expenses, Calvert's obligation under this agreement is reduced and Calvert shall also benefit from the expense offset arrangement. The below figure is expressed as a percentage of average net assets.

	Class A	Class C	Class Y

Calvert SAGE Fund
Calvert Equity Income Fund	1.23%	2.35%	0.98%

For Fund:	___________________________________	For Calvert:	_________________________________________
	William M. Tartikoff, Vice President and		Ronald M. Wolfsheimer, Senior Vice President
	Secretary		and Chief Financial and Administrative Officer

Effective Date: October 31, 2011